UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Mikuni Coca-Cola Bottling Co., Ltd.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Coca-Cola Central Japan Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Coca-Cola Central Japan Co., Ltd.

Yokohama Landmark Tower 41F, 2-2-1 Minato Mirai, Nishi-ku, Yokohama

220-8141 Japan

Phone: +81-45-222-5850

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1
English translation of the Notice of Execution of the Integration Agreement and the Share Exchange Agreement Related to Management Integration of Four (4) Companies, i.e. Coca-Cola Central Japan Co., Ltd., Mikuni Coca-Cola Bottling Co., Ltd., Tokyo Coca-Cola Bottling Co., Ltd. and TONE Coca-Cola Bottling Co., Ltd., and the Company Split and Change in Trading Name of Coca-Cola Central Japan Co., Ltd.

99.2
English translation of the Notice of Capital and Business Alliance between Mikuni Coca-Cola Bottling Co., Ltd. and The Coca-Cola Company, and Notice of Changes to Largest Shareholder and Other Affiliated Companies.

99.3	English translation of the Notice of Capital and Business Alliance Between Mikuni Coca-Cola Bottling Co., Ltd. and Mitsui & Co., Ltd.

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Coca-Cola Central Japan Co., Ltd. submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated December 14, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2012	Coca-Cola Central Japan Co., Ltd.
	By:	/s/ Akimune Ozaki
Name: Akimune Ozaki
Title: Director & Managing Corporate Officer